                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             Bell Microproducts Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    078137106
                                 (CUSIP Number)

                                December 31, 2007
             (Date of Event Which Required Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)

         [  ] Rule 13d-1(c)

         [  ] Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                                                         CUSIP No. - 078137106
1        NAME OF REPORTING PERSON:

                                            Nationwide Fund Advisors

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      /_/
         (b)      /_/

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION:

                                                     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5      SOLE VOTING POWER                          0

6      SHARED VOTING POWER                1,687,817

7      SOLE DISPOSITIVE POWER                     0

8      SHARED DISPOSITIVE POWER           1,687,817

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,687,817

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.55%

12     TYPE OF REPORTING PERSON

       IA

     Item 1.

                    (a)  Name of Issuer: Bell Microproducts Inc.

                    (b)  Address of Issuer's  Principal  Executive Office:  1941
                         Ringwood Avenue, San Jose, CA 95131-1721

     Item 2.

                    (a) Name of Person Filing: Nationwide Fund Advisors ("NFA")

                    (b)  Address  of  Principal  Business  Office  or,  if none,
                         Residence:

                                    1200 River Road
                                    Suite 1000
                                    Conshohocken, PA  19428

                    (c)  Citizenship: Delaware

                    (d)  Title of the Class of  Securities:  Common Stock,  $.01
                         par value

                    (e)  CUSIP number: 078137106

Item 3.If this  statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                    (a)  [ ] Broker or dealer registered under section 15 of the
                         Act (15 U.S.C. 78o).

                    (b)  [ ] Bank as defined  in section  3(a)(6) of the Act (15
                         U.S.C. 78c).

                    (c)  [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                    (d)  [ ] Investment  company  registered  under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                    (e)  [X] An investment adviser in accordance withss.240.13d-
                         1(b)(1)(ii)(E);

                    (f)  [ ] An  employee  benefit  plan  or  endowment  fund in accordance withss.240.13d-1(b)(1)(ii)(F);

                    (g)  [ ] A parent  holding  company  or  control  person  in accordance withss.240.13d-1(b)(1)(ii)(G);

                    (h)  [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                    (i)  [ ] A church plan that is excluded from the  definition of an investment  company under section 3(c)(14) of the
                         Investment Company Act of 1940 (15 U.S.C. 80a-3);

                    (j)  [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

     In accordance with Securities and Exchange  Commission Release No. 34-39538
(Jan.  12,  1998),  this  statement  on Schedule  13G is being filed by NFA as a separate  business unit or division of its ultimate  parent  entity,  Nationwide
Mutual Insurance  Company.  NFA, acting as a separate  business unit or division for  purposes  of  Regulation  13D-G,  exercises  voting and  investment  powers independently  from other  business  units or  divisions  of  Nationwide  Mutual
Insurance Company.

     The securities  reported herein are beneficially  owned by one or more open or closed-end  investment  companies or other managed accounts which are advised by NFA, a registered  investment  adviser.  Consistent with Rule 13d-4 under the
Securities  Exchange Act of 1934, this Schedule 13G shall not be construed as an admission  that  NFA,  or any  other  person,  is the  beneficial  owner  of any securities covered by this statement.

                    a.   Amount beneficially owned:                    1,687,817

                    b.   Percent of class                                  5.55%

                    c.   Number of shares as to which such person has:

          i.   Sole power to vote or to direct the vote:                       0

          ii.  Shared power to vote or to direct the vote:             1,687,817

          iii. Sole power to dispose or to direct the disposition of:          0

          iv.  Shared  power  to  dispose  or  to  direct  the  disposition  of:
                                                                       1,687,817

Item 5.  Ownership of Five Percent or Less of a Class

                  N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     The clients of NFA,  including  investment  companies  registered under the
Investment  Company Act of 1940 and other  managed  accounts,  have the right to receive  dividends from as well as the proceeds from the sale of such securities reported on in this  statement.  As of December 31, 2007,  no client's  interest related to more than 5%.

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company

         N/A

Item 8.  Identification and Classification of Members of the Group

         N/A

Item 9.  Notice of Dissolution of Group

         N/A

Item 10.          Certification

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred to above were  acquired  and are held in the  ordinary course of business  and were not acquired and are not held for the purpose of or with the effect of  changing  or  influencing  the  control of the issuer of the securities  and were not  acquired and are not held in  connection  with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                                           NATIONWIDE FUND ADVISORS

                                             By:      /s/Eric E. Miller
                                             Name:    Eric E. Miller
                                             Title:   Senior Vice President
                                             Date:    February 15, 2008